Re: OmniLit Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 15, 2023

File No. 333-271822

To Whom It May Concern:

On behalf of OmniLit Acquisition Corp., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 8, 2023 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-271822) filed via EDGAR to the Commission on May 15, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4, filed May 15, 2023

Cover Page

1. We note your statement that a business combination with Syntec Optics was not conditioned on any cash at close due to, among other things, Syntec Optics being “cash flow positive for over two decades.” The financial statements for Syntec Optics included in the Registration Statement appear to show net decreases in cash of $1,777,259 and $403,889 for the years ended December 31, 2022 and 2021, respectively. Please clarify if this statement refers to Syntec Optics’ free cash flows, cash flows from operating activities or a different measure of cash flow, or if you are referencing aggregate cash flows over an extended period of time.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages, and pages 24, 103, 143, and 166 of Amendment No. 2.

2. We note your statement that “Syntec Optics was formed more than two decades ago from the aggregation of three advanced manufacturing companies that were started in the 1980s.” We also note your statements on page F-22 that “[e]ffective December 28, 2022, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation (the Merger)” and “Syntec Technologies, Inc. amended its name to Syntec Optics, Inc.” Please clarify if the three advanced manufacturing companies being referred to are Wordingham Machine Co., Rochester Tool and Mold, Inc. and Syntec Technologies, Inc. If so, please explain the relationship between these businesses prior to their merger in December 2022 and how Syntec Optics was formed from their aggregation more than two decades ago.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages and pages 104, 143, 166, and F-39 of Amendment No. 2.

3. We note your statement that the end-markets that Syntec Optics serves (defense, biomedical, and consumer) “are well-established and believed to be acyclical.” Revise to attribute the claim to the source or provide a reasonable basis and clarify that it is your belief that these end-markets are acyclical.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages and pages 24, 143, and 166 of Amendment No. 2.

4. We refer to your statement that “Syntec Optics plans to enter new end-markets in an effort to further consolidate a fragmented industry and add to its current U.S.-based process of making thin-film coated glass, crystal, or polymer components and their housings, which are ultimately assembled into high performance hybrid electro-optics sub-systems.” Please revise to balance this disclosure to identify the new end-markets you are planning to enter, your anticipated timeline for entering these markets, and what steps you have taken to date. To the extent that you have not taken affirmative steps or have agreements in place, please make that clear.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages and pages 35, 149, and 168 of Amendment No. 2.

5. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Additionally, please expand your disclosure regarding the Sponsor and its affiliates’ ownership interest in the target company. Disclose the percentage ownership of the target company and the approximate dollar value of the interest. Please discuss the amount and value of Performance-based Earnout Shares and Contingent Earnout Shares expected to be held by the Sponsor and its affiliates.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages and pages 159 of Amendment No. 2.

6. We note your disclosure that shares and warrants of New Syntec Optics are expected to be listed on Nasdaq under new ticker symbols. Revise to clarify if the consummation of the Business Combination is contingent upon approval from Nasdaq of the listing of the common stock and warrants, and whether these conditions are waivable. Please also revise the risk factor regarding Nasdaq listing on page 52 accordingly.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages and page 51 of Amendment No. 2.

7. Please disclose on the cover page and in the prospectus summary whether the combined company will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see cover pages and pages 31 and 53 of Amendment No. 2.

8. You state that one of the factors that a business combination with Syntec Optics was not conditioned on any cash at close is there being no distribution requirement at Closing to Syntec Optics stockholders. Please revise to explain the term “distribution requirement.” We note that you are registering 68,513,687 shares of common stock of OmniLit Acquisition Corp., which will be renamed Syntec Optics Holdings, Inc.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages and page 103 of Amendment No. 2.

Frequently Used Terms, page 19.

9. Please clarify the definition of “Aggregate Fully Diluted Company Common Shares” as used in the proxy statement.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 1 of Amendment No. 2.

Questions and Answers About the Proposals

Q: Why is OmniLit proposing the Business Combination?, page 9

10. We note your statement that “Imperial Capital will receive a deferred fee upon the consummation of the Merger in an amount equal to, in the aggregate, $500,000, an amount reduced from the $5,031,250 listed in the IPO prospectus.” It appears that these underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 14 and 15 of Amendment No. 2.

11. We refer to your statement that “in connection with the 2022 Special Meeting, OmniLit and OmniLit Sponsor LLC signed several non-redemption agreements with public stockholders. The non-redemption agreements gave rights and interests to signees to OmniLit Founder Shares for reversing their redemption elections.” Please describe the consideration provided in exchange for these non-redemption agreements and the total number of shares of common stock subject to the agreements. Please note whether the non-redemption agreements prevent the public stockholders from redeeming their shares in connection with the Business Combination. Finally, please revise your disclosure in the Background of the Business Combination section to discuss the negotiation of these nonredemption agreements and the nine month extension and how such events related to your negotiation of a business combination.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see cover pages and pages 10, 103, and 104 of Amendment No. 2.

Q: What are the interests of OmniLit’s directors and officers in the Business Combination?, page 12

12. We note your statement that “[i]t is anticipated that upon completion of the Business Combination and assuming no redemptions by OmniLit public stockholders, OmniLit’s public stockholders will retain an ownership interest of approximately 4% of New Syntec Optics, the Sponsor, officers, directors and other affiliates will own approximately 12% of New Syntec Optics, and the Syntec Optics stockholders will own approximately 91% (excluding the 26,000,000 Contingent Earnout Shares) of New Syntec Optics.” These percentages sum to 107% of the outstanding shares of New Syntec Optics. Please revise or clarify if any holdings are included in multiple categories. Additionally, it appears Mr. Kapoor will own approximately 74% of the New Syntec Optics Common Stock following the Business Combination. Please include a reference to Mr. Kapoor’s holdings individually rather than aggregated with the other current stockholders of Syntec Optics as it appears he will retain a majority interest in the Company.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see cover pages and pages 12, 67, and 68 of Amendment No. 2.

What equity stake will current stockholders of OmniLit and Syntec Optics hold in the New Syntec Optics after the closing?, page 14

13. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any earn-out shares under each redemption scenario.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 14 and 15 of Amendment No. 2.

Q: Will OmniLit obtain new financing in connection with the Business Combination?, page 16

14. We note your statement that “OmniLit may obtain new financing in connection with the Business Combination.” Please clarify if you intend to obtain any new financing at this time and update your disclosures accordingly as the filing review progresses.

Response: We respectfully acknowledge the Staff’s comment. At this time, we do not plan to obtain any new financing. However, we may continue to pursue new financing arrangements and therefore intend to not revise the disclosure at this point in time. The Company advises that they will update the disclosure on any financings at the appropriate time if the Company enters into definitive agreements concerning such financings.

Interests of Certain Persons in the Business Combination, page 28

15. We note the disclosure that OmniLit’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on OmniLit’s behalf, such as identifying and investigating possible business targets and business combinations. Please revise to disclose the estimated out-of-pocket expenses incurred in connection with such activities, and clarify whether there are limitations to such reimbursement expenses.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover pages and pages 13, 30, 49 and 97 of Amendment No. 2.

Summary of the Proxy Statement

Business of Syntec Optics, page 34

16. We note your statement here that “[o]ptics is currently enabling 11% of the global economy.” If true, please clarify that this 11% figure represents the estimated value of the global optics and photonics market relative to annual global gross domestic product. We also note your statement on page 165 that “[u]ltimately, [y]our vertically integrated advanced manufacturing platform offers [y]our clients across several end markets competitively priced and disruptive light-enabled technologies and sub-systems that impacts roughly 11% of the global economy.” If true, please revise this statement to clarify that the 11% figure is an estimate of your potential addressable market and not an estimate of your existing manufacturing platform.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 34, 143, 144, 166, and 167 of Amendment No. 2.

Cautionary Statements Regarding Forward-Looking Statements, page 41

17. We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your initial business combination is unsettled, please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 40 of Amendment No. 2.

Risk Factors

Risks Related to Cybersecurity, Technology, Proprietary Techniques and Intellectual Property,

18. We note your disclosure on page F-35 that the Company generated 50% of revenues for the year ended December 31, 2022 from three customers and 54% of revenues for the year ended December 31, 2021 from three customers. Please include risk factor disclosure regarding your customer concentration. Please also include expanded disclosure in your MD&A and business sections as appropriate or provide analysis explaining why the customer concentration is not material to you.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 46 and 168 of Amendment No. 2.

The Sponsor and the Insiders have agreed to vote in favor of the Business Combination, regardless of how OmniLit’s public stockholders vote., page 49

19. We note your disclosure on page 78 that the approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of holders of the majority of the stockholders of OmniLit’s shares of common stock present at the annual meeting and entitled to vote thereon. Revise the risk factor to clarify, if true, that you will have sufficient stockholder approval to approve the Business Combination.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 48 and 77 of Amendment No. 2.

Future resales of our outstanding securities, including the registration of securities for resale under the Registration Rights Agreement, page 52

20. Please revise to quantify the number of shares that you may be required to register or are subject to registration right agreements.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 51 of Amendment No. 2.

The rights of holders of OmniLit and Syntec Optics capital stock will change as a result of the Business Combination., page 65

21. We note that the Second Amended and Restated Certificate of Incorporation will provide for a classified board. Please include specific risk factor disclosure regarding the classified board rather than a cross reference to the Comparison of Stockholders’ Rights.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 56 of Amendment No. 2.

Risks Related to Ownership of New Syntec Optics’ Common Stock

Insiders will continue to have substantial influence over New Syntec Optics after the Business Combination, which could limit..., page 68

22. We note your statements that upon the consummation of the Business Combination, “Sponsor will beneficially own approximately 12% of New Syntec Optics’ common stock outstanding, and New Syntec Optics’ executive officers, directors and their affiliates as a group will beneficially own approximately 75% of New Syntec Optics’ common stock” and that “[a]s a result, these stockholders, if they act together, will be able to influence New Syntec Optics’ management and affairs and all matters requiring stockholder approval.” The beneficial ownership table included on page 186 appears to show Al Kapoor individually holding 74.45% of the New Syntec Optics Common Stock and the second footnote to the table states that “Al Kapoor has voting and investment discretion with respect to the shares held by OmniLit Sponsor LLC, and as such, he may be deemed to have beneficial ownership of the Class B common stock held directly by OmniLit Sponsor LLC.” Please expand on the disclosure in this risk factor to note the anticipated beneficial ownership of Mr. Kapoor individually in addition to New Syntec Optics’ executive officers, directors and their affiliates as a group. To the extent Mr. Kapoor will retain voting and investment discretion over the Sponsor’s shares following the Merger, please clearly disclose this and note the aggregate beneficial ownership percentage. Similarly, please revise the statement suggesting the stockholders would need to act together to influence corporate decisions as it appears Mr. Kapoor will hold a majority of the outstanding shares.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 67 and 68 of Amendment No. 2.

Proposal No. 1 - The Business Combination Proposal

Sources and Uses for the Business Combination, page 94

23. We note that the Sources of Funds under the Maximum Redemption scenario includes a $3 million PIPE Investment that would be used to pay for transaction costs. As it does not appear that you are intending to raise a PIPE investment, please revise or provide analysis to explain why such presentation is appropriate. To the extent material, please include risk factor disclosure regarding the need to raise additional capital if there are significant redemptions and any associated risks. If possible, please quantify the estimated redemption percentage that would still allow you to close the transaction without securing additional financing or, if lower, the estimated redemption percentage that would result in OmniLit having net tangible assets of less than $5,000,001 immediately prior to or upon the consummation of the Business Combination.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 14, 15, 57, and 93 of Amendment No. 2.

Background of the Business Combination, page 101

24. We note your statement that “[r]epresentatives of OmniLit involved in the discussions and negotiations referenced herein included one or more of Al Kapoor, CEO of OmniLit, Robert O. Nelson II, CFO of OmniLit, and Skylar Jacobs COO of OmniLit.” Where discussions and negotiations involved related party transactions between OmniLit, Syntec Optics, the Sponsor and their respective affiliates, please clarify the individuals involved in such discussions and the potential conflicts of interest involved. For example, you state that on November 27, 2022, OmniLit made an outbound request to Candidate 9, Syntec Optics, an affiliate of the Sponsor, to express OmniLit’s interest in Syntec Optics and further signed an NDA and that on December 14, 2022, OmniLit CFO and CEO traveled to Syntec Optics’ manufacturing facility to continue due diligence. It should be clear from your disclosure whether these discussions involved potential related party transactions.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 103, 104, and 105 of Amendment No. 2.

Background of the Business Combination, page 102

25. Please revise your disclosure regarding the elimination of potential business combinations with Candidates 1, 3, 5 and 6 to provide the date on which such discussions were terminated. With respect to Candidate 7, please disclose the reason or reasons why the pursuit of the business transaction was abandoned on December 16, 2022.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 101, 102, and 103 of Amendment No. 2.

Background of the Business Combination, page 104

26. Please revise to clarify the date of the first letter of intent. We note that the SPAC IPO was declared effective on November 8, 2021.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 100 of Amendment No. 2.

27. We note your statement that in connection with the outbound request from OmniLit to Syntec Optics on November 27, 2022, OmniLit observed that “the SIC Code 3827 Optical Instruments and Lenses indicated sustained positive financial metrics.” Please clarify the statement and disclose whether OmniLit considered comparable peer companies in arriving at this conclusion.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 2.

28. Please revise your disclosure regarding the December 18, 2022 non-binding LOI sent by OmniLit to Syntec Optics to disclose how OmniLit arrived at an equity value of $540 million and potential earnout consideration of $40 million, including the methodology employed in reaching the valuation. Similarly, please explain how the parties arrived at a valuation of $325 million (32,500,000 common shares valued at $10.00 per share) and a contingent earnout of 26 million shares on January 31, 2023. In general, please significantly expand the disclosure in this section and clarify how the transaction structure and consideration evolved during the negotiations, including any discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction, such as the calculation of the proposed merger consideration and changes to the earnout provisions.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 103 and 104 of Amendment No. 2.

29. Please expand on your disclosure regarding the identification of Syntec Optics as Candidate 9 for a business transaction to explain what led OmniLit to consider Syntec as a potential candidate on November 27, 2022 and why Syntec Optics was not included as a potential candidate during the initial evaluations conducted during 2021 and early 2022.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 2.

30. You disclose that on December 14, 2022, OmniLit CFO and CEO, Mr. Kapoor, traveled to Syntec Optics’ manufacturing facility to continue due diligence. Revise to disclose whether Mr. Kapoor’s role at the due diligence was solely limited in his capacity as the CFO and CEO of OmniLit. Please explain.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 2.

31. Clarify whether Mr. Kapoor was present at the December 18, 2022 OmniLit meeting with the OmniLit Board.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 2.

32. We note your disclosure on page F-22 that effective December 28, 2022, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation. Please discuss this merger in the Background of the Business Combination section in the context of the ongoing transaction discussions.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 104 of Amendment No. 2.

The OmniLit Board and Special Committee’s Reasons for the Approval of the Business Combination, page 106

33. We note the disclosure that the OmniLit Board considered the potential additional or different conflicts of interests of OmniLit’s directors, executive officers, the Sponsor and its affiliates, which is further described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” Revise to disclose whether the OmniLit Board considered Mr. Kapoor’s roles at OmniLit and Syntec Optics and the related conflicts of interest. If the Board did not consider this factor to be material, please provide an analysis explaining why such factor was not material.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 107 of Amendment No. 2.

Summary of OmniLit Financial Analysis, page 108

34. The disclosure under the header “Summary of OmniLit Financial Analysis” states that it is “a summary of the material financial analyses prepared by OmniLit management and reviewed by the OmniLit Board in connection with the valuation of Syntec Optics.” However, the disclosure appears to be limited to a list of four comparable manufacturing companies without further discussions or analysis. Please revise to significantly expand the disclosure to provide a summary of all of the material financial analyses that the Board considered. In this regard, please provide the basis for the companies that were chosen, including the particular quantitative and qualitative metrics used in making the selection. Also disclose the underlying data for each of the companies that was used to calculate the revenue multiples, and how this information was used to determine the implied enterprise value for Syntec Optics.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 107 of Amendment No. 2.

U.S. Federal Income Tax Considerations, page 125

35. The discussion of the U.S. Federal Income Tax Considerations beginning on page 125 appears to be limited to (i) the impact of adopting the revised charter and (ii) the redemptions of public shares. However, the tax opinion included as Exhibit 8.1 to the Registration Statement includes an opinion that for U.S. federal income tax purposes, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion and the disclosure in the prospectus must be consistent. Please revise the Federal Income Tax Considerations section to also discuss the federal tax consequence of the Merger. Additionally, we note that the opinion states that the Merger “should” qualify as a reorganization rather than that it “will” qualify. Please revise your disclosure or opinion to explain why you cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Please also include risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Finally, please remove language stating that “generally” certain tax consequences will apply or assuming certain consequences. For further guidance, please refer to Staff Legal Bulletin No. 19.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 57, 124, 125, and 126 of Amendment No. 2.

Information About Syntec Optics

Syntec Platform Overview, page 145

36. We note your statement that “[y]our unifying platform is a key differentiator.” Please provide additional disclosure explaining what your unifying platform is and how it works.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 145 of Amendment No. 2.

Intellectual Property, page 150

37. Please expand your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted or applied for with respect to each of the three active issued patents and your one pending patent application. Please also state the expiration year of each patent held. Please distinguish between owned patents and patents in-licensed from third parties to the extent applicable.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 150 of Amendment No. 2.

Management of New Syntec Optics After the Business Combination, page 153

38. For each director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 153 of Amendment No. 2.

Executive and Director Compensation of Syntec Optics, page 155

39. It appears you have only provided one year of executive compensation disclosure for Syntec Optics. Please revise to include disclosure for fiscal year 2021 or advise.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 155 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 159

40. We see that you have preliminarily determined that the contingent earnout shares are not precluded from equity classification and you expect to finalize your accounting treatment prior to closing. Please revise to disclose whether you have completed your assessment, and if not, clarify why not and what variables could impact your final accounting.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 159 of Amendment No. 2.

41. Please also revise to clarify the preliminary value of the contingent earnout shares. You currently provide two separate valuations.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 159 of Amendment No. 2.

Syntec Optics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2022 and 2021, page 169

42. Please expand to further quantify and discuss each of the significant factors that contributed to the changes from period to period and address the underlying reasons for the changes. For example, quantify and discuss the underlying increase in sales for each of defense equipment and biomedical devices; quantify and discuss the increase in professional fees, etc. Clarify whether changes are trends that are reasonably likely to impact future operations. Refer to the guidance in Item 303 of Regulation S-K and Section III.B.3 of SEC Release 33- 8350.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 171 and 172 of Amendment No. 2.

Non-GAAP Financial Measures, page 170

43. Revise the filing to separately disclose what is included in your adjustment for nonrecurring items and why you believe it is appropriate to exclude these items. Refer to Question 102.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 172 of Amendment No. 2.

44. Please revise to disclose the nature of the transaction cost included as a non-GAAP adjustment. In addition, indicate whether the business interruption adjustment is net of any insurance reimbursements discussed on page F-29.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 172 of Amendment No. 2.

Results of Operations for the Years Ended December 31, 2022 and 2021, page 170

45. We note your disclosure that “[n]et income decreased by $3.7 million, or 112.1%, to $0.4 million for the year ended December 31, 2022, as compared to $3.3 million for the year ended December 31, 2021. This decrease was primarily due to higher costs which more than offset the increase in revenue for the period.” Please expand on your discussion of the higher costs that led to the significant decrease in net income. Please note the primary drivers of these cost increases and if you expect them to be temporary or permanent. We also note that your calculation of Adjusted EBITDA for the year ended December 31, 2022 includes a $600,292 Business Interruption Adjustment. Based on your disclosure on page F-29, it appears this may be related to loss of sales, loss of production and loss of capacity related to a power outage that interrupted your business and resulted in various equipment damage. To the extent material, please include discussion of this business interruption in the MD&A.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 172 of Amendment No. 2.

Beneficial Ownership of Securities, page 185

46. Certain individuals are included in the beneficial ownership table under both of the headings “All Directors and Executive Officers of OmniLit as a Group” and “Directors and Executive Officers of New Syntec Optics After Consummation of the Business Combination” but with inconsistent amounts of shares. For example, “After the Business Combination” Wally Bishop is shown holding 25,000 and 30,000 shares, Robert O. Nelson II is shown holding 100,000 and 30,000 shares and Al Kapoor is shown holding 2,628,244 and 28,095,912 shares. Please revise or clarify what information is being presented. Additionally, we note that, other than the Sponsor, it does not appear that any of the five percent holders of OmniLit or New Syntec Optics holds or will hold more than a 5% beneficial ownership interest.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 188 of Amendment No. 2.

Certain Relationships and Related Party Transactions

Syntec Optics Related Party Transactions, page 188

47. We note your disclosure that “Syntec Optics (the “Company”) pays a management fee to the sole stockholder and officer for services provided to the Company. For the years ended December 31, 2022 and 2021, the management fee expense was $500,032 and $510,141, respectively. As of December 31, 2022 and 2021, unpaid management fees to the sole stockholder amounted to $25,000 and $175,000, respectively.” Please tell us what consideration you gave to whether the recipient of these fees constituted a named executive officer for purposes of your executive compensation disclosure. Additionally, please clarify if this individual is the sole officer of the Company. Finally, please note whether you anticipate Syntec Optics will continue to pay management fee expenses following the completion of the merger.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 190 of Amendment No. 2. Please note that this consideration was not to an executive officer of Syntec Optics and the disclosure has been corrected.

Syntec Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business, page F-22

48. We reference your disclosure that effective December 28, 2022, Wordingham Machine Co., Inc. and Rochester Tool and Mold, Inc. were merged with and into Syntec Technologies, Inc., with Syntec Technologies, Inc. being the surviving corporation. Please revise to disclose your accounting for the merger in accordance with ASC 805-10-50.

Response: We respectfully acknowledge the Staff’s comment. The Company submits that its merger of Wordingham Machine Co., Inc and Rochester Tool and Mold, Inc. with and into Syntec Technologies, Inc. being the surviving corporation did not constitute a merger material to the Company’s financial statements taken as a whole as Wordingham Machine Co., Inc and Rochester Tool and Mold, Inc. were wholly owned subsidiaries of Syntec Optics prior to the merger on December 28, 2022. Consolidated financial statements for these three companies started in 2013. Accordingly, the Company believes that the disclosure requirements of ASC 805-10-50 are not required in this situation.

Note 2. Revenue Recognition

Disaggregated Revenues , page F-29

49. Please explain to us how you considered providing disaggregated disclosure of significant products.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages F-45 and F-46 of Amendment No. 2.

Note 7. Loan to Stockholder, page F-30

50. We note the disclosure that during 2022 the loan to stockholder was settled via a non-cash distribution to the stockholder. Please disclose details of the settlement, including if stock was issued for the settlement, the related accounting treatment and how this is reflected in your financial statements.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages F-47 of Amendment No. 2.

Exhibits Index, page II-3

51. We note that you have included the form of non-redemption agreement on Form 8-K filed on December 15, 2022. We note disclosures throughout your filing regarding the non-redemption agreements and they appear directly related to this initial business combination. Please file the non-redemption agreements that OmniLit and the Sponsor have entered into with the respective shareholders as exhibits to this registration statement.

Response: We respectfully acknowledge the Staff’s comment. The non-redemption agreements were not directly related to this initial business combination. As discussed in the amended Background of the Business Combination Section in this Amendment No. 2, the non-redemption agreements and overall extension proposal spanned several months and several Targets. The extension proposals were to be sought after by OmniLit irrespective of this business combination as it provided additional time to pursue any combination and also gave the OmniLit Board a mechanism to liquidate OmniLit at any time prior to the end of the nine-month extension at its discretion.

52. The key to your Exhibits Index provides that portions of certain exhibits have been omitted in accordance with Item 601(b)(2) or 601(b)(10) of Regulation S-K and that the omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed. However, it does not appear that you have filed the respective exhibits. Please file the redacted exhibits or revise the description of your Exhibits Index.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page II-3 of Amendment No. 2.

If you have any questions regarding the Amendment No. 2, please contact Christopher Capuzzi by telephone at 212-596-9000 or via e-mail at Christopher.Capuzzi@ropesgray.com and Al Kapoor via e-mail at akapoor@omnilitac.com.

Very truly yours,

OMNILIT ACQUISITION CORP.

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chairman and Chief Executive Officer

cc:

Christopher Capuzzi, Partner, Ropes & Gray LLP

Robert O. Nelson II, Chief Financial Officer, OmniLit Acquisition Corp.

Joseph Mohr, Chief Executive Officer, Syntec Optics, Inc.

Christopher Rodi, Partner, Woods Oviatt Gilman LLP